QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 12, 2004

INMARSAT GROUP LIMITED
(Name of Registrant)

Commission File Number: 333-115865-06

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Inmarsat Group Limited Reports Third Quarter 2004 Financial Results

Inmarsat Announces Senior Discount Notes Offering

Inmarsat prices $301 million of Senior Discount Notes

Inmarsat Group Limited Reports Third Quarter 2004 Financial Results

        London, UK: November 9, 2004. Inmarsat Group Limited, a leading provider of global mobile satellite communications services, today reported consolidated financial results for the third quarter 2004, ended September 30, 2004.

        Highlights of this release include:

  •
  Third quarter total revenue $119.2 million and EBITDA $81.8 million

  •
  Sale and leaseback of London headquarters to raise proceeds of $125 million

  •
  Placement of launch insurance programme retires key financial of operational risk

  •
  ORBIT Act compliance resolved through amendment to Act

        Andrew Sukawaty, Inmarsat's Chairman and Chief Executive Officer said, "As well as reporting another quarter of strong operating and cashflow performance, I am pleased to be able to report three key positive developments. First, we have exchanged contracts on a sale and leaseback of our London headquarters building to generate a little over $125 million that we expect to receive in the fourth quarter. Secondly, we have now placed launch and one year of in-orbit insurance for all three of our Inmarsat-4 satellites. This placement retires the last major capital commitment risk of our Inmarsat-4 programme and protects all three of our satellites.

        Lastly, we are particular pleased to report the US President has on 25 October 2004 signed into law a bill to amend the ORBIT Act. As a result of this amendment we expect to achieve compliance with the Act and therefore will no longer be subject to any potential restriction on the ability of our distributors to sell certain of our services in the US."

        Total revenue for the third quarter 2004 was $119.2 million, compared to $126.7 million recorded for the third quarter 2003. Revenue recorded in the third quarter 2003 benefited from high levels of demand for Inmarsat services in the region affected by the Iraq war. Demand from this region has continued in the third quarter 2004, although at a lower level, reflecting a continued level of activity. It is unclear whether this level of demand will continue in future periods or what impact a decrease in activity in the region may have on future results.

        Net operating costs for the third quarter 2004 were $37.4 million, a decrease of $9.6 million compared to $47.0 million recorded for the third quarter 2003. Included in net operating cost for the third quarter 2004 are employee severance costs of $1.9 million incurred in connection with our business review process.

        Depreciation and amortisation for the third quarter 2004 was $43.2 million, an increase of $10.0 million compared to $33.2 million recorded for the third quarter 2003. The increase in depreciation and amortisation is a result of the uplift in value of certain tangible and intangible assets resulting from a fair value review completed in December 2003.

        EBITDA for the third quarter 2004 was $81.6 million, an increase of $2.1 million from $79.7 million reported for the third quarter 2003.

        Net interest payable for the third quarter 2004 was $38.6 million, an increase of $37.7 million over the net interest payable of $0.9 million recorded for the third quarter 2003. The increase in interest reflects the impact of new financing since the acquisition of company in December 2003. Interest for the third quarter includes non cash interest of $18.8 million for our subordinated parent company loan and $2.0 million of other non-cash interest items.

        Loss on ordinary activities after taxation for the third quarter 2004 was $2.5 million, compared to a profit of $33.2 million recorded for the third quarter 2003.

        Inmarsat ended the third quarter with cash and restricted cash of $272.3 million and external debt made up of $800.0 million in bank debt and $477.5 million of senior notes.

        Cash used to fund capital expenditure during the third quarter was $38.1 million. Capital expenditure for the financial year is expected to be in the region of $140.0 million to $160.0 million. Net cash used to meet interest payments during the third quarter 2004 was $32.0 million.

        Rick Medlock, Chief Financial Officer said, "We will use the proceeds of the sale and leaseback when completed to make a repayment on our senior bank facility of $62.5 million and hold the balance in cash.

        The satellite launch insurance was the last significant cost component of the Inmarsat-4 programme outstanding and the placement increases our confidence that the programme will be delivered on budget of $1.5bn. At the end of 2005, of the total $1.5bn, we expect the cost to complete will be approximately $500 million and of this amount we expect to spend approximately 50% in 2005 and 25% in 2006, with the balance in 2007 and beyond."

Other Information

        This press release and a financial report for the third quarter 2004, ended September 30, 2004 will be posted on our website. For a copy of the financial report, please visit the Inmarsat Investor Relations site at: www.inmarsat.com/investor_relations/. Inmarsat management will discuss the third quarter 2004 results and other financial and business information in a conference call on Tuesday, 9 November at 5:30 p.m. London time, (United States, 12:30 a.m. EST). To access the call from within the United Kingdom please dial 020 7663 4861. To access the call from outside the United Kingdom please dial +44 20 7663 4861. The access code for the call is 'Inmarsat Q3 Results'. The call will also be recorded. To access the recording from within the United Kingdom please dial 020 7081 9440 and enter the account number 916628 followed by the conference code 355445. To access the recording from outside the United Kingdom please dial +44 20 7081 9440 and enter the account number 916628 followed by the conference code 355445. The recording will be available for one week following the call.

Forward-looking Statements

        Certain statements in this announcement constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

Revenue Breakdown

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Satellite communications services
Maritime sector:
voice services	25.9	27.6	79.8	85.4
data services	37.7	34.0	108.9	100.5

Total maritime sector	63.6	61.6	188.7	185.9
Land sector:
voice services	7.0	9.6	21.7	29.4
data services	25.3	32.2	83.6	97.0

Total land sector	32.3	41.8	105.3	126.4
Aeronautical sector	4.3	3.4	12.2	9.6

Total satellite communications services	100.2	106.8	306.2	321.9
Leasing (incl. navigation)	14.7	14.9	42.5	47.1
Other	4.3	5.0	10.8	16.6

Total revenue	119.2	126.7	359.5	385.6

Active Terminal Data

	As at September 30,
	2004	2003
	(000's)
Active terminals(1)
Maritime	108.4	98.7
Land	72.9	72.4
Aeronautical	6.0	5.3

Total Active Terminals	187.3	176.4

(1)
Active terminals means terminals registered with us as at the end of the relevant financial period that have been used to access our services at any time during the preceding twelve-month period.

Inmarsat Group Limited
Consolidated Balance Sheets

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Revenues from continuing operations	119.2	126.7	359.5	385.6

Depreciation and amortisation	(43.2)	(33.2)	(131.0)	(101.0)
Other net operating costs	(37.4)	(47.0)	(121.3)	(119.3)

Total operating costs	(80.6)	(80.2)	(252.3)	(220.3)

Group operating profit	38.6	46.5	107.2	165.3

Interest receivable and similar income	1.1	0.1	2.4	1.9
Interest payable and similar charges	(39.7)	(1.0)	(120.2)	(3.8)

Profit/(loss) on ordinary activities before taxation	—	45.6	(10.6)	163.4

Taxation	(2.5)	(12.4)	(5.9)	(47.8)

(Loss)/profit on ordinary activities after taxation	(2.5)	33.2	(16.5)	115.6

Note—2003 comparative information relates to the predecessor company, Inmarsat Ventures plc.

Inmarsat Group Limited
Consolidated Balance Sheets

	As at September 30,	As at December 31,
	2004	2003
	(US$ in millions)
Fixed assets
Intangible assets	380.7	386.5
Tangible assets	1,367.8	1,380.0

Total fixed assets	1,748.5	1,766.5

Current assets
Stocks	1.1	2.1
Debtors	172.5	144.6
Short-term investments	102.8	19.2
Restricted cash	163.9	162.7
Cash at bank and in hand	7.0	102.5

Total current assets	447.3	431.1

Creditors—amounts falling due within one year
Other creditors	(84.4)	(206.3)
Loans and other borrowings	(1.4)	(365.6)

Total creditors: amounts falling due within one year	(85.8)	(571.9)

Net current assets/(liabilities)	361.5	(140.8)

Total assets less current liabilities	2,110.0	1,625.7

Creditors—amounts falling due after more than one year
Other creditors	(89.4)	(33.8)
Loans and other borrowings	(1,816.2)	(1,392.6)

Total creditors: amounts falling due after more than one year	(1,905.6)	(1,426.4)
Provisions for liabilities and charges	(186.8)	(165.1)

Net assets	17.6	34.2

Capital and reserves
Called up share capital	0.3	0.3
Share premium account	34.2	34.2
Other reserves	1.4	1.5
Accumulated losses	(18.3)	(1.8)

Total equity shareholders' funds	17.6	34.2

Contact:

Inmarsat Group Limited, London, UK

Investor Enquiries
Simon Ailes, +44 20 7728 1518
simon_ailes@inmarsat.com

Media Enquiries
Christopher McLaughlin, +44 20 7728 1015
christopher_mclaughlin@inmarsat.com

John Warehand, +44 20 7728 1579
john_warehand@inmarsat.com

Inmarsat Announces Senior Discount Notes Offering

        London, UK: November 9, 2004. Inmarsat Group Limited announced today that its direct parent company, Inmarsat Holdings Limited, has commenced a private offering of senior discount notes due November 2012. The notes will be issued by a finance company and guaranteed by Inmarsat Holdings Limited, and are expected to generate gross proceeds of approximately $300 million. The proceeds will be used to redeem subordinated preference certificates issued by Inmarsat Holdings Limited and held by certain of Inmarsat's shareholders and to pay fees and expenses of the offering.

        The discount notes have not been and will not be registered under the US Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under that Act.

        Stabilisation/FSA

Not for release in the USA

Inmarsat prices $301 million of Senior Discount Notes

        November 10, 2004. Inmarsat today confirmed the pricing on November 9, 2004 of an offering of Senior Discount Notes due November 2012 (the "Notes").

        The Notes will be issued at a substantial discount to their principal amount at maturity and will generate gross proceeds of $301 million. The proceeds of the Notes will be used to redeem subordinated preference certificates issued by Inmarsat Holdings Limited and held by certain of Inmarsat's shareholders and to pay fees and expenses of the offering.

        The Notes will be issued by a finance subsidiary, Inmarsat Finance II plc, and will be guaranteed by Inmarsat Holdings Limited. The Notes will accrete in value at a rate of 10.375% per annum until November 15, 2008 and thereafter will bear cash interest at the same rate per annum.

        Closing is expected on November 24, 2004. A condition to closing is that bank consent to the offering is received. An application will be made to list the Notes on the Luxembourg Stock Exchange.

        This press release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the issuer and will contain detailed information about the company and management, as well as financial statements.

        This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

        —        ends        —

About Inmarsat

        Inmarsat is the leading provider of global mobile satellite communications services. Its services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other enterprise level users in the maritime, land and aeronautical sectors. Visit www.inmarsat.com for more information.

For more information, please contact:

Inmarsat Group Limited, London, UK

Investor Enquiries
Simon Ailes, +44 20 7728 1518
simon_ailes@inmarsat.com

Media Enquiries
Christopher McLaughlin, +44 20 7728 1015
christopher_mclaughlin@inmarsat.com

John Warehand, +44 20 7728 1574
john_warehand@inmarsat.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004
INMARSAT GROUP LIMITED
	By:	/s/ ALISON HORROCKS Alison Horrocks Company Secretary

QuickLinks

Inmarsat Group Limited Reports Third Quarter 2004 Financial Results
Inmarsat Announces Senior Discount Notes Offering
Inmarsat prices $301 million of Senior Discount Notes
SIGNATURES